SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

Benetton Group S.p.A.

(Exact name of Registrant)

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: November 28, 2004

Benetton Group

Results at September 30, 2004

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share Capital: euro 236,026,454.30 fully paid-in

Tax ID/Treviso Company register: 00193320264
Index		The Benetton Group
	3	Directors and other officers
	4	Financial highlights

	5	Directors' report
Results for the first nine months of 2004
Principal organizational and corporate changes
	6	Outlook for the full year

	7	Consolidated financial statements and relevant comments
Explanatory notes
	8	Group consolidated results
- Consolidated statements of income reclassified to cost of sales
	10	- First nine months of 2004
	13	- Third quarter of 2004
	15	- Consolidated balance sheets reclassified according to financial criteria
	17	- Financial situation - highlights
	19	- Summary statement of cash flows
The Benetton Group	Directors and other officers

Board of Directors

	Luciano Benetton (1)	Chairman

	Carlo Benetton	Deputy Chairman

	Silvano Cassano (2)	Managing Director

	Giuliana Benetton	Directors
Gilberto Benetton
Alessandro Benetton
Reginald Bartholomew
Luigi Arturo Bianchi
Sergio De Simoi
Gianni Mion
Ulrich Weiss

	Pierluigi Bortolussi	Secretary to the Board

Board of Statutory Auditors
	Angelo Casò	Chairman

	Filippo Duodo	Auditors
Dino Sesani

	Antonio Cortellazzo	Alternate Auditors
Marco Leotta

Independent Auditors
PricewaterhouseCoopers S.p.A.

Powers granted

(1) Company representation and power to carry out any action that is consistent with the Company's purposes, except for those expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with limitation for some categories of action.

(2) Power to carry out any action that is consistent with the ordinary administration of the Company as well as certain acts of extraordinary administration, subject to limits.

Financial highlights
	Nine months		Nine months				Year
Key operating data (millions of euro)	2004	%	2003	%	Change	%	2003	%
Revenues	1,241	100.0	1,382	100.0	(141)	(10.2)	1,859	100.0
Cost of sales	693	55.8	785	56.8	(92)	(11.7)	1,049	56.4
Gross operating income	548	44.2	597	43.2	(49)	(8.2)	810	43.6
Income from operations	160	12.9	175	12.7	(15)	(8.3)	232	12.5
Ordinary income	144	11.6	160	11.6	(16)	(9.8)	210	11.3
Net income	100	8.1	77	5.5	23	30.5	108	5.8

Key financial data (millions of euro)	09.30.2004	12.31.2003	09.30.2003
Working capital	878	729	908
Assets due to be sold	-	8	9
Net capital employed	1,798	1,655	1,818
Net financial position	585	468	659
Shareholders' equity	1,207	1,174	1,144
Self-financing	212	327	232
Capital expenditures in tangible and intangible fixed assets	69	151	112

Share and market data	09.30.2004	12.31.2003	09.30.2003
Shareholders' equity per share (euro)	6.65	6.47	6.30
Period end share price (euro)	9.70	9.11	9.04
Screen-based market: high (euro)	10.18	11.30	9.91
Screen-based market: low (euro)	8.33	5.90	5.90
Market capitalization (thousands of euro)	1,760,757	1,654,001	1,641,292
Average no. of shares outstanding (1)	181,558,811	181,558,811	181,558,811
Number of shares outstanding	181,558,811	181,558,811	181,558,811

Employees	09.30.2004	12.31.2003	09.30.2003
Total number	7,481	6,949	6,875

(1) Net of treasury shares held during the period.

Directors' report

Results for the first nine months of 2004

    Consolidated net revenues for the first nine months of 2004 were 1,241 million euro against 1,382 million in the corresponding period of 2003. This reduction was mainly due to the absence of sports equipment sales, resulting from disposal of the business in the first half of 2003, and to the continued adverse impact on turnover of some foreign currency exchange rates.

    The gross operating income reduced in absolute terms, although the percentage of sales improved from 43.2% for the first nine months of 2003 to 44.2%, for this period.

    Income from operations of 160 million euro represented 12.9% of revenues (12.7% in the corresponding period of 2003).

    Ordinary income (being income from operations adjusted for net financial charges and the net effect of foreign currency management) was 144 million euro, representing 11.6% of revenues and in line with the first nine months of 2003.

    Group net income, of 100 million euro, was significantly higher compared with 77 million euro in the same period of 2003, the percentage of revenues increasing from 5.5% to 8.1%.

    Self-financing in the period was around 212 million euro (232 million euro in the same period of 2003). Free cash flow of 24 million euro, before payment of dividends and non-recurring cash flows relating to disposal of the sports equipment business and payment of substitute tax, showed a net improvement of around 90 million euro.

    Group capital expenditure on tangible and intangible fixed assets in the first nine months was around 69 million euro. Capital expenditure for production amounted to around 20 million euro.

    Net financial position reduced from 659 million euro at September 30, 2003 to 585 million euro at September 30, 2004, in spite of the payment of substitute tax arising from company restructuring carried out during the 2003 financial year. Net financial position at December 31, 2003 was 468 million.

Principal organizational and corporate changes

The branches of Bencom S.r.l. in Spain, France and Great Britain became operational in January 2004 and, in June, a branch was formed in Belgium (which became operational on August 1). Via these local organizations, Bencom S.r.l. now directly manages in the above Nations a number of Benetton stores that were previously attached to Benetton Retail Spain S.L., Benetton Retail France S.A.S. and Benetton Retail (1988) Ltd.

Benetton Group S.p.A., through the subsidiary Benfin S.p.A., has acquired the 15% minority interest in Olimpias S.p.A. for 15 million euro, payable in two instalments of 7.5 million euro each by, respectively, June 30, 2004, and June 30, 2005. This manufacturing and services company is active in the textiles and clothing field, mainly for the Benetton Group, through many factories located in Italy. The merger by incorporation of Olimpias S.p.A. by Benfin S.p.A. has also been approved as part of, and consistent with, the more general reorganization of the Group carried out, for the most part, in 2003.

The German company New Ben GmbH, a 51% subsidiary, signed an agreement for the purchase of the entire shareholding in Mari Textilhandels GmbH, a German company which owns around 30 stores devoted to the sale of products carrying brands owned by the Group in the areas of Bavaria, Hesse, Rheinland-Pfalz and Saarland. This acquisition, approved by the Benetton Group S.p.A. Board of Directors and by the Monitoring Authority for Competition and the German Market, was agreed with an effective date of July 1, 2004 and a price of 4 million euro. Independent experts carried out a "due diligence" on the company and agreed to the appropriateness of the price agreed between the parties. In July, members increased the share capital of New Ben GmbH in proportion to shares held, paying in 4 million euro. The merger by incorporation of the subsidiary Mari GmbH into New Ben GmbH then took place, with retroactive effect from July 1, 2004.

The plan for restructuring companies in Spain and Portugal was completed, with the sale of the holding in Benetton Textil Spain S.L. (subsequently named Benetton Real Estate Spain S.L.) by Benetton International N.V. S.A. to Benetton Realty Spain S.L.

Benetton Realty Spain S.L. sold its holding in Benetton Realty Portugal Imobiliaria S.A. to Benetton Real Estate International S.A.

Benetton Real Estate Spain S.L. sold its holding in Benetton Textil - Confecçao de Têxteis S.A. to Benetton Manufacturing Holding N.V.

Benetton Retail International S.A. sold its holding in Benetton Asia Pacific Ltd. to Benetton International N.V. S.A.

Benetton Retail France S.A.S. sold its entire shareholding in the French company L'Apollinaire S.n.c., owner of a commercial business, to third parties.

In the third quarter, the company Italian Marketing International S.r.l. was merged by incorporation into Bencom S.r.l. The merger has legal effect from September 1, 2004 and accounting and tax effect from January 1, 2004.

In September, Benetton Group S.p.A. sold its entire holding of 10% in the share capital of Tecnica S.p.A. to third parties.

Benetton Retail Belgique S.A. changed its company name to Benetton Real Estate Belgique S.A.

On November 3, the shareholding in Benetton Retail France S.A.S. (now Benetton France Commercial S.A.S.) was sold by Benetton Retail International S.A. to Benetton France Trading S.à r.l. (subsequently named Benetton France S.à r.l.).

Outlook for the full year

Based on information currently to hand, the Group confirms that consolidated net income for 2004 will range from 120 to 125 million euro. Sales of the casual sector, which represent about 90% of the total, are forecast to be down by around 3.5% in the face of persistent caution in demand and the resultant impacts on both autumn reorders and the 2005 spring-summer collections.

Consolidated turnover to the end of 2004, which excludes the sale of the sports equipment sector that occurred in the previous financial year, is estimated at around 1,700 million euro.

Cash flow generated by normal operations is forecast to improve compared with previous estimates and 2003 values; this should allow net financial position at the end of 2004 to be maintained at a steady level compared with December 31, 2003, in spite of the significant impact of the payment of substitute tax relative to the company restructuring plan.

Consolidated financial

Explanatory notes

statements and relevant The quarterly report has been prepared in accordance with art. 82 of the Regulation approved by Consob comments resolution 11971 of May 14, 1999 in application of Legislative Decree 58 of February 24, 1998 concerning issuers.

The accounting policies and consolidation principles adopted are consistent with those used to prepare the annual consolidated financial statements.

The consolidated statements of income for the third quarter and for the first nine months, and the consolidated balance sheet as of September 30, 2004 are shown in the same format as those presented in the 2003 Directors' report.

The consolidation area has remained substantially unchanged compared with September 30, 2003 and December 31, 2003. Bear in mind that the Nordica, Prince and Rollerblade businesses were all sold off during the first half of 2003.

Group consolidated results
Consolidated statements of income reclassified to cost of sales adopted for internal reporting purposes

	Nine months		Nine months
(thousands of euro)	2004	%	2003	%	Change	%
Revenues	1,241,322	100.0	1,382,037	100.0	(140,715)	(10.2)

Cost of sales
Material and net change in inventories	334,371	26.9	409,462	29.7	(75,091)	(18.3)
Payroll and related costs	65,245	5.2	69,404	5.0	(4,159)	(6.0)
Subcontract work	246,614	19.9	255,877	18.5	(9,263)	(3.6)
Industrial depreciation	15,695	1.3	18,079	1.3	(2,384)	(13.2)
Other manufacturing costs	30,967	2.5	32,121	2.3	(1,154)	(3.6)
	692,892	55.8	784,943	56.8	(92,051)	(11.7)

Gross operating income	548,430	44.2	597,094	43.2	(48,664)	(8.2)

Selling, general and administrative expenses
Payroll and related cost	90,439	7.3	89,821	6.5	618	0.7
Distribution and transport	21,316	1.7	23,398	1.7	(2,082)	(8.9)
Sales commissions	55,481	4.5	61,257	4.4	(5,776)	(9.4)
Advertising and promotion	40,650	3.3	56,152	4.1	(15,502)	(27.6)
Depreciation and amortization	58,815	4.7	57,018	4.1	1,797	3.2
Other expenses	121,487	9.8	134,540	9.7	(13,053)	(9.7)
	388,188	31.3	422,186	30.5	(33,998)	(8.1)

Income from operations	160,242	12.9	174,908	12.7	(14,666)	(8.3)

Other income/(expenses)
Foreign currency gain/(loss), net	1,508	0.1	9,579	0.7	(8,071)	(84.3)
Interest income	16,452	1.4	23,177	1.7	(6,725)	(29.0)
Interest expenses	(34,186)	(2.8)	(48,027)	(3.5)	13,841	(28.4)
Other income /(expenses), net	(12,424)	(1.0)	(30,577)	(2.3)	18,153	(59.4)
	(28,650)	(2.3)	(45,848)	(3.4)	17,198	(37.5)

Income before taxes
and minority interests	131,592	10.6	129,060	9.3	2,532	2.0

Income taxes	33,338	2.7	51,560	3.7	(18,222)	(35.3)

Income before minority interests	98,254	7.9	77,500	5.6	20,754	26.8

Minority interests (gain)/loss	1,788	0.2	(865)	(0.1)	2,653	n.s.

Net income	100,042	8.1	76,635	5.5	23,407	30.5

Consolidated statements of income reclassified to cost of sales adopted for internal reporting purposes

	3rd quarter		3rd quarter
(thousands of euro)	2004	%	2003	%	Change	%
Revenues	388,544	100.0	412,847	100.0	(24,303)	(5.9)

Cost of sales
Material and net change in inventories	108,617	28.0	132,054	32.0	(23,437)	(17.7)
Payroll and related costs	18,710	4.8	20,233	4.9	(1,523)	(7.5)
Subcontract work	71,296	18.4	63,997	15.5	7,299	(11.4)
Industrial depreciation	4,422	1.1	5,448	1.3	(1,026)	(18.8)
Other manufacturing costs	9,811	2.5	9,275	2.3	536	5.8
	212,856	54.8	231,007	56.0	(18,151)	(7.9)

Gross operating income	175,688	45.2	181,840	44.0	(6,152)	(3.4)

Selling, general and administrative expenses
Payroll and related cost	29,319	7.6	26,366	6.4	2,953	11.2
Distribution and transport	6,732	1.7	8,310	2.0	(1,578)	(19.0)
Sales commissions	16,795	4.3	18,346	4.4	(1,551)	(8.4)
Advertising and promotion	12,620	3.2	13,226	3.2	(606)	(4.6)
Depreciation and amortization	20,859	5.4	17,982	4.3	2,877	16.0
Other expenses	40,072	10.3	52,353	12.7	(12,281)	(23.5)
	126,397	32.5	136,583	33.0	(10,186)	(7.5)

Income from operations	49,291	12.7	45,257	11.0	4,034	8.9

Other income/(expenses)
Foreign currency gain/(loss), net	392	0.1	(407)	(0.1)	799	n.s.
Interest income	4,917	1.3	6,819	1.6	(1,902)	(27.9)
Interest expenses	(11,052)	(2.8)	(14,528)	(3.5)	3,476	(23.9)
Other income /(expenses), net	(1,025)	(0.3)	(3,482)	(0.8)	2,457	(70.6)
	(6,768)	(1.7)	(11,598)	(2.8)	4,830	(41.7)

Income before taxes
and minority interests	42,523	11.0	33,659	8.2	8,864	26.3

Income taxes	10,266	2.6	7,278	1.8	2,988	41.1

Income before minority interests	32,256	8.4	26,381	6.4	5,875	22.3

Minority interests (gain)/loss	1,155	0.2	(234)	(0.1)	1,389	n.s

Net income	33,412	8.6	26,147	6.3	7,265	27.8

First nine months of 2004

Revenues in the first nine months amounted to 1,241 million euro compared with 1,382 million euro in the corresponding period of 2003. To assist comparison, the following factors are highlighted: sale of the sports equipment business in the first half of 2003 and the continuing adverse impact of leading foreign currency exchange rates. The decrease in sales attributable to the business sold amounted to about 88 million, while the effect of exchange rates on turnover for the period was over 12 million euro. Casual sector sales, net of the exchange rate effect, reduced by 2.6%, in spite of a 1.5% increase in the number of garments.

The net reduction in sports sector sales amounted to 86 million euro and derived from the impact of the sale of the sports equipment business, partially offset by sales of sportswear, which increased by 2 million euro.

The manufacturing sector was penalised by the market situation, with a reduction of over 12 million euro, equivalent to 13.4%.

Consolidated cost of sales decreased both in absolute terms, by 92 million euro, and as a percentage of revenues, to 55.8% compared with 56.8% in the first nine months of 2003, in particular due to the absence of costs relative to the business sold and greater production and logistics efficiency in the clothing sector.

Group gross operating income was 548 million euro, with a percentage of revenues of 44.2% compared with 43.2%, increasing the percentage of sales compared with the corresponding period of 2003 by a percentage point. In absolute terms, the reduction was over 48 million euro, around 32 million attributable to the business sold and around 13 million to the casual sector. Other sectors decreased both in absolute terms and as a percentage of sales.

Selling, general and administrative expenses of 388 million euro, 31.3% of revenues, reduced by 8.1%, equivalent to 34 million euro; this change was mainly attributable to the business sold. Costs of distribution, transport and commissions maintained the same percentage of revenues as in the first nine months of 2003. Advertising costs, of 41 million, were down in absolute terms by over 15 million euro, in the casual and the disposed of sports equipment sectors. Depreciation, amortization and payroll costs, which were slightly up, were particularly affected by initiatives undertaken for the sales network. Other costs and expenses reduced by around 13 million, mainly due to the impact of lower accruals, the percentage of the reserve to cover risks in commercial receivables, however, rising to over 10.5% (9.4% at September 30, 2003).

Consolidated income from operations was 160 million euro compared with 175 million for the first nine months of 2003, while the percentage of revenues improved slightly to 12.9% compared with 12.7% in the corresponding period of 2003. The reduction in absolute value was mainly due to initiatives undertaken in support of the sales network. Movements in foreign currency rates had an adverse impact of around 4 million euro.

The result of foreign exchange management was 2 million euro, compared with 10 million in the corresponding comparative period, affected by the slight recovery in exchange rates during the period.

Net financial charges, of 18 million euro, were 7 million down compared with the first nine months of 2003; this was mainly due to the reduction in average financial position; the lower cost of funds also favourably influenced this change.

Ordinary income was 144 million euro compared with around 160 million in the same period of 2003. The percentage of Group net turnover was unchanged at 11.6%.

The amount of other and non-recurring costs, of around 13 million euro, mainly including adjustment to current values of some assets relating to sales activities and capital gains realised in the third quarter, was significantly lower compared with 31 million euro in the first nine months of 2003, also reflecting the expense of the tax amnesty for Italian companies.

Net income for the period was 100 million euro compared with 77 million in the same period of 2003, equivalent to 8.1% of net revenues compared with 5.5%.

    Information by geographic area and business category

			The				Other		Nine months	Nine months	Change
(millions of euro)	Europe	%	Americas	%	Asia	%	Areas	%	2004	2003	%
Casual	930	88.3	58	99.9	114	90.5	1	25.0	1,103	1,146	(3.7)
Sportswear
and equipment	54	5.2	0	-	4	3.2	-	-	59	145	(59.5)
Manufacturing and others	68	6.5	0	0.1	8	6.3	3	75.0	79	91	(13.4)
Total nine months 2004	1,052	100.0	59	100.0	126	100.0	4	100.0	1,241	1,382	(10.2)
Total nine months 2003	1,134		97		145		6			1,382

From the year 2004, the geographic breakdown has been revised, replacing the "Euro area" with "Europe".

    Performance by activity. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and adequate decision-making by company management, and to supply accurate and relevant information about company performance to financial investors.

The business sectors are as follows:

- the casual sector, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), which also incorporates figures for the retail business, as well as complementary products, such as accessories and footwear;

- the sportswear and equipment sector, with the Playlife and Killer Loop brands; includes sales of equipment produced for third parties by a manufacturing company within the Group. The 2003 comparative amounts include the sales of sports equipment branded Nordica, Rollerblade and Prince;

- the manufacturing and others sector, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from real estate activity.

    Results of the Casual sector
	Nine months		Nine months
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	1,103	100.0	1,146	100.0	(43)	(3.7)
Cost of sales	(584)	(52.9)	(613)	(53.5)	29	4.8
Gross operating income	519	47.1	533	46.5	(14)	(2.4)
Selling, general and administrative expenses	(365)	(33.2)	(363)	(31.7)	(2)	0.8
Income from operations	154	13.9	170	14.8	(16)	(9.4)

Revenues for the sector were 1,103 million euro against 1,146 million for the first nine months of 2003, with a percentage reduction of 3.7%. The adverse exchange rate impact on casual revenues was over 12 million euro. The number of garments sold increased by 1.5%, with a slow-down in the third quarter due to the cautious trend of autumn collection reorders.

Cost of sales was 29 million euro, 4.8% down compared with the corresponding period, and with an improved percentage of revenues, which moved from 53.5% to 52.9% due to even more efficient rationalisation of production and logistics. Gross operating income was 519 million euro, equivalent to 47.1% compared with 46.5% in the same period of 2003, although feeling the effect of exchange which had an adverse impact of 7 million euro.

General expenses and operating overheads increased, especially due to the impact of actions for development of the sales network.

Income from operations was 154 million euro, representing 13.9% of revenues.

    Results of the Sportswear and equipment sector
	Nine months		Nine months
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	59	100.0	145	100.0	(86)	(59.5)
Cost of sales	(43)	(72.7)	(98)	(67.6)	55	56.4
Gross operating income	16	27.3	47	32.4	(31)	(65.8)
Selling, general and administrative expenses	(12)	(20.1)	(46)	(31.7)	34	(74.2)
Income from operations	4	7.2	1	0.7	3	n.s.

The sports sector for the first nine months of 2003 still included sales of sports equipment. The change in revenues attributable to this business, between the two periods being compared, amounted to around 88 million euro, while sales of sportswear were 38 million euro. The cost of sales was 55 million euro down; this decrease was totally attributable to the sale of the sector.

Income from operations benefited from the absence of depreciation and amortization, as well as other selling and general expenses and operating overheads associated with the sports equipment business. Income from operations increased with the percentage of revenues growing from 0.7% to 7.2%.

    Results of the Manufacturing and others sector
	Nine months		Nine months
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	79	100.0	91	100.0	(12)	(13.4)
Cost of sales	(66)	(83.6)	(73)	(80.5)	7	10.1
Gross operating income	13	16.4	18	19.5	(5)	(27.0)
Selling, general and administrative expenses	(11)	(13.4)	(14)	(14.7)	3	(20.7)
Income from operations	2	3.0	4	4.8	(2)	(46.1)

Sales to third parties by the manufacturing sector went down by 13.4% from 91 million euro to 79 million. This movement resulted from a contraction of the market for fabrics and yarns. The gross operating income was 16.4% of revenues against 19.5% in the comparative period. Income from operations fell significantly compared with that for the first nine months of 2003.

Third quarter of 2004

Revenues in the period were over 388 million euro, compared with 413 million in the corresponding period of the previous year, with a change of 24 million euro. Gross operating income was 176 million euro, equivalent to 45.2% of revenues, improving the percentage of sales compared with 44% in the corresponding period of 2003.

Total selling, general and administrative expenses, of 126 million euro, were better than in the third quarter of 2003, with a reduction of 7.5%.

Income from operations as a percentage of revenues increased significantly to 12.7% compared with 11% in the third quarter of 2003.

Net financial charges were down in absolute terms by around 1.6 million euro, primarily due to the effect of reduced average financial position in the period.

Net income for the quarter was around 33 million euro, up by more than 7 million euro compared with the same period of 2003.

    Information by geographic area and business category
			The				Other		Nine months	Nine months	Change
(millions of euro)	Europe	%	Americas	%	Asia	%	Areas	%	2004	2003	%
Casual	283	88.2	21	100.0	41	91.1	0	-	345	363	(4.9)
Sportswear
and equipment	21	6.5	0	-	2	4.4	-	-	24	25	(7.2)
Manufacturing and others	17	5.3	0	-	2	4.5	1	100.0	20	25	(18.7)
Total third quarter 2004	321	100.0	21	100.0	45	100.0	1	100.0	389	413	(5.9)
Total third quarter 2003	340		23		48		2			413

    Results of the Casual sector
	Third quarter		Third quarter
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	345	100.0	363	100.0	(18)	(4.9)
Cost of sales	(179)	(51.8)	(193)	(53.1)	14	7.2
Gross operating income	166	48.2	170	46.9	(4)	(2.3)
Selling, general and administrative expenses	(119)	(34.6)	(126)	(34.7)	7	(5.2)
Income from operations	47	13.6	44	12.2	3	5.8

Casual sector sales for the third quarter were 345 million euro compared with 363 million in the corresponding period of 2003, with a reduction of 4.9%. The adverse effects of exchange were felt, amounting to around 4 million, and also of caution in placing reorders for the autumn collection.

The gross operating income amounted to 166 million euro, compared with 170 million euro in the same period of 2003, with an improvement in the percentage of revenues from 46.9% to 48,2% due to more efficient rationalisation of production and logistics.

Income from operations was 47 million, increasing from 12.2% of revenues to 13.6%. This change resulted primarily from the reduction in variable costs of sale and lower accruals made in the quarter; the percentage of the reserve for risks in total commercial receivables rose, however, to 10.5%, compared with 9.4% at September 30, 2003.

    Results of the Sportswear and equipment sector
	Third quarter		Third quarter
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	24	100.0	26	100.0	(2)	(7.2)
Cost of sales	(18)	(74.9)	(19)	(72.2)	1	3.7
Gross operating income	6	25.1	7	27.8	(1)	(16.4)
Selling, general and administrative expenses	(4)	(15.7)	(8)	(30.8)	4	(52.6)
Income from operations	2	9.4	(1)	(3.0)	3	392.1

The reduction in revenues was attributable to the sportswear segment, whereas that relating to general expenses related to the equipment segment.

    Results of the Manufacturing and others sector
	Third quarter		Third quarter
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	20	100.0	25	100.0	(5)	(18.7)
Cost of sales	(16)	(82.4)	(20)	(81.5)	4	17.9
Gross operating income	4	17.6	5	18.5	(1)	(22.4)
Selling, general and administrative expenses	(4)	(16.4)	(3)	(11.4)	(1)	17.6
Income from operations	(0)	1.2	2	7.1	(2)	(86.1)

    With regard to the third-quarter 2004 results of the manufacturing sector and others sector, reference should be made to the previous comments on the first nine months of the year.

Consolidated balance sheets reclassified according to financial criteria

(thousands of euro)
Assets	09.30.2004	12.31.2003	09.30.2003
Current assets
Cash and banks	193,971	324,835	123,799
Marketable securities	27,667	27,289	27,084
Differentials on forward transactions	7,026	10,000	10,497
Financial receivables	9,495	7,298	10,708
	238,159	369,422	172,088
Accounts receivable
Trade receivables	892,110	848,508	974,043
Other receivables	277,458	297,220	170,591
less - Allowance for doubtful accounts	(94,616)	(95,870)	(91,828)
	1,074,952	1,049,858	1,052,806

Assets due to be sold	-	8,088	8,722
Inventories	267,595	233,736	258,968
Accrued income and prepaid expenses	17,939	15,842	23,347
	285,534	257,666	291,037
Total current assets	1,598,645	1,676,946	1,515,931

Investments and other non-current assets
Equity investments	2,771	20,514	16,996
Securities held as fixed assets	-	9	10
Guarantee deposits	16,615	15,832	16,436
Financial receivables	30,586	30,615	34,338
Other non-current receivables	6,427	8,662	6,919
Total investments and other non-current assets	56,399	75,632	74,699

Tangible fixed assets
Real estate	637,904	641,966	633,362
Plant, machinery and equipment	331,219	327,409	331,443
Office furniture, furnishings and electronic equipment	113,461	100,269	97,902
Vehicles and aircraft	22,633	22,817	36,287
Construction in progress and advances for tangible fixed assets	19,011	17,019	13,818
Finance leases	13,338	13,913	14,344
less - Accumulated depreciation	(437,811)	(409,553)	(411,978)
Total tangible fixed assets	699,754	713,840	715,178

Intangible fixed assets
Licenses, trademarks and industrial patents	25,606	28,225	26,592
Deferred charges	182,362	202,800	210,855
Total intangible fixed assets	207,968	231,025	237,447
TOTAL ASSETS	2,562,766	2,697,443	2,543,255

(thousands of euro)
Liabilities and Shareholders' equity	09.30.2004	12.31.2003	09.30.2003
Current liabilities
Bank loans	23,444	33,879	20,363
Short-term loans	2,912	1,339	13,056
Current portion of long-term loans	301,105	1,567	1,567
Current portion of lease financing	5,944	4,977	4,934
Accounts payable	299,157	331,563	295,811
Other payables, accrued expenses and deferred income	70,785	91,364	104,049
Reserve for income taxes	35,964	126,514	21,574
Total current liabilities	739,311	591,203	461,354

Long-term liabilities
Bonds	-	300,000	300,000
Long-term loans,
net of current portion	501,180	502,269	502,287
Other long-term liabilities	536	3,330	7,725
Lease financing	19,274	21,834	23,102
Reserve for employee termination indemnities	50,863	49,774	49,919
Other reserves	39,222	42,373	40,006
Total long-term liabilities	611,075	919,580	923,039

Minority interests in consolidated subsidiaries	5,539	12,799	14,744

Shareholders' equity
Share capital	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	22,059	22,058	22,058
Other reserves and retained earnings	790,209	762,986	762,985
Translation differences	1,931	(11,657)	(10,160)
Net income for the period	100,042	107,874	76,635
Total Shareholders' equity	1,206,841	1,173,861	1,144,118
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,562,766	2,697,443	2,543,255

Financial situation - highlights deduced from internal reporting
(millions of euro)	09.30.2004	12.31.2003	Change	09.30.2003
Working capital	878	729	148	908
Asset due to be sold	-	8	(8)	9
Total capital employed	1,798	1,655	143	1,818
Net financial position	585	468	117	659
Shareholders' equity	1,207	1,174	33	1,144
Minority interests	6	13	(7)	15

The change in working capital compared with the position at September 30, 2003, was mainly due to improvement in the management of commercial credit.

Compared with December 31, 2003, capital invested increased by 143 million euro due to the following factors:

- increase in working capital of 148 million euro following the normal cycle of the business;

- increase in tangible and intangible fixed assets through capital expenditure of 69 million euro;

- decrease in disposals of 26 million euro, mainly tangible fixed assets;

- depreciation and amortization of 75 million euro;

- value adjustments of 12 million euro;

- reduction in financial fixed assets of 44 million euro;

- changes in operating and tax reserves of 83 million euro.

Changes in the financial position with comparative figures for last year are summarized below:
(millions of euro)	09.30.2004	12.31.2003	Change	09.30.2003
Current financial assets:
- Italian government securities and monetary and bond funds	27	27	-	27
- bank deposits	87	207	(120)	23
- cash and ordinary current accounts	107	118	(11)	101
- other short-term financial receivables	17	17	-	21
Total current financial assets	238	369	(131)	172

Medium-term financial receivables	31	31	-	34
Total financial assets	269	400	(131)	206

Current financial liabilities:
- short-term financial payables	(26)	(35)	9	(33)
- current portion of bond loan	(300)	-	(300)	-
- current portion of medium-term debt	(1)	(2)	1	(2)
- current portion of amounts due to leasing companies	(6)	(5)	(1)	(5)
Total current financial liabilities	(333)	(42)	(291)	(40)

Medium-term financial payables:
- bond loan	-	(300)	300	(300)
- syndicated loan	(500)	(500)	-	(500)
- other medium-term loans	(2)	(4)	2	(2)
- due to leasing companies	(19)	(22)	3	(23)
Total medium-term financial payables	(521)	(826)	305	(825)
Total financial liabilities	(854)	(868)	14	(865)
Net financial position	(585)	(468)	(117)	(659)

Net short-term financial position	(95)	327	(422)	132
Net medium-term financial position	(490)	(795)	305	(791)
Net financial position	(585)	(468)	(117)	(659)

The main change in the short-term financial position, compared with pervious periods, was inclusion of the debenture loan which matures on July 26, 2005.

Summary statement of cash flows
	Nine months	Nine months	Year
(millions of euro)	2004	2003	2003
Self-financing	212	232	327
Change in working capital	(135)	(163)	(4)
Payment of taxes	(17)	(42)	(71)
Net operating assets	(16)	(91)	(126)
Change in financial fixed assets	(20)	(1)	(4)
Free cash flow	24	(65)	122
Payment of dividends	(69)	(64)	(64)
Payment of substitute tax	(125)	-	-
Net sports equipment disposal	49	81	81
Net financial (deficit)/surplus	(121)	(48)	139

Self-financing generated by the Group as of September 30, 2004 was 212 million euro compared with 232 million in the first nine months of 2003.

Free cash flow generated by normal operations, before distribution of dividends, non-recurring cash flows relating to sale of the sports equipment business and payment of substitute tax, improved significantly to 24 million euro from 65 million negative in the first nine months of 2003.

The payment of substitute tax associated with the company restructuring operation was particularly significant.

The cash flow relative to the disposal of the sports equipment business refers to the receipt of a term deposit, the sale of a building by an American subsidiary and the sale of the 10% shareholding in Tecnica S.p.A.

Corporate information	Headquarters
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
Tel. +39 0422 519111

Legal data
Share Capital: Euro 236,026,454.30 fully paid-in
R.E.A. (register of commerce) no. 84146
Tax ID/Treviso company register: 00193320264

Media & communication department
e-mail: press@benetton.it
tel. +39 0422 519036
fax +39 0422 519930

Investor relations
e-mail: investor@benetton.it
tel. +39 0422 519412
fax +39 0422 519740
TV Conference +39 0422 510623/24/25

www.benettongroup.com